Mail Stop 3561

June 18, 2008

Via U.S. Mail and Facsimile

Joseph Maggio
Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

> RE: Diamond Ranch Foods, Ltd.
>   Form 10-KSB for the fiscal year ended March 31, 2007
>   Form 10-KSB/A for the fiscal year ended March 31, 2007
>
> **File No. 000-51206**

Dear Mr. Maggio:

  We have reviewed your response letter dated May 6, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended March 31, 2007

Statement of Cash Flows, page F-9
Note 12 – Restated Financial Statements, page 16

1. We note from your statement of cash flows and note 12 that you continue to reflect the non-cash transaction associated with the stockholder capital contribution of free trading marketable securities in the amount of $1,793,376 in the "cash flows from financing activities" section of your statement of cash flows for the year ended March 31, 2007, rather than presenting this transaction in a supplemental non-cash disclosure, in accordance with paragraph 32 of SFAS No. 95. As previously requested, please revise your statement of cash flow to remove this non-cash transaction from your cash flows from financing activities section in the statement of cash flows and note 12 to the financial statements, and provide supplemental non-cash disclosure, in accordance with paragraph 32 of SFAS No. 95.

    Also, since the other comprehensive loss associated with the unrealized loss of marketable securities of $360,745 is not a component of net loss it should not be part of the adjustments to reconcile net loss to net cash provided by operating activities. As previously requested, please revise your statement of cash flows to remove this item from the adjustments to reconcile net loss to net cash provided by operating activities.

    Additionally, please include realized loss on securities as an adjustment to reconcile net loss to net cash provided by operating activities

    Furthermore, changes that are not cash receipts or outflows associated with the changes in marketable securities as currently presented in your statement of cash flows under the cash flows from investing section should not be reflected in your statement of cash flows. As previously requested, please revise cash flows from investing in your statement of cash flows and note 12 so that it only reflects cash receipts and outflows associated with your investments in marketable securities in accordance with paragraph 15, 16 and 17 of SFAS No. 95, rather than as currently presented.

    Finally, where applicable, please revise your 2007 Form 10-Qs to adequately address the above comment.

Signatures

2. We note your response to prior comment 7 and reissue. Please include the
    signature of your controller or principal accounting officer or the person acting in
    such capacity. If a person acts in more than one capacity, please list each capacity
    in which that person acts. Refer to General Instructions C.2. to Form 10-KSB.

      As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

      Your response should be submitted in electronic form, under the label "corresp"
with a copy to the staff.

      You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions
regarding comments on the financial statements and related matters. Please contact John
Stickel at (202) 551-3324, Susan Block at (202) 551-3210 or me at (202) 551-3813 with
any other questions.

                                Sincerely,

                                Linda Cvrkel
                                Branch Chief

Via facsimile: William DeMarzo, Chief Financial Officer
                (212) 463-8625